                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 9)*<F1>

                               AMERCO
- --------------------------------------------------------------------
                          (NAME OF ISSUER)

               Common Stock, $0.25 par value per share
- --------------------------------------------------------------------
                   (TITLE OF CLASS OF SECURITIES)

                              023586100
- --------------------------------------------------------------------
                           (CUSIP NUMBER)

                      Gary V. Klinefelter, Esq.
                      2727 North Central Avenue
                      Phoenix, Arizona  85021
                      (602) 263-6671
- --------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
          AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                           March 22, 1995
- --------------------------------------------------------------------
       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- --------------------
<F1>
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (The Exhibit Index is located on Page 20)

                  AMENDMENT NO. 9 TO SCHEDULE 13D
                       PURSUANT TO RULE 13d-2
                               OF THE
                    GENERAL RULES AND REGULATIONS
                              UNDER THE
             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         A group consisting of EJOS, Inc., an Arizona corporation; Edward J. Shoen; M.V.S., Inc., a Nevada corporation; Mark V. Shoen; Japal, Inc., a Nevada corporation; James P. Shoen; Pafran, Inc., a Nevada corporation; Paul F. Shoen; Sophmar, Inc., a Nevada corporation; Sophia M. Shoen; and the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust (the "ESOP Trust") filed a Schedule 13D with the Securities and Exchange Commission (the "Commission") on May 21, 1992 (the "Original Schedule 13D"). The Original Schedule 13D was amended by Amendment No. 1 filed with the Commission on August 21, 1992, Amendment No. 2 filed with the Commission on April 19, 1993, Amendment No. 3 filed with the Commission on June 12, 1993, Amendment No. 4 filed with the Commission on September 17, 1993, Amendment No. 5 filed with the Commission on April 25, 1994, Amendment No. 6 filed with the Commission on May 31, 1994, Amendment No. 7 filed with the Commission on September 9, 1994, and Amendment No. 8 filed with the Commission on December 19, 1994. This Amendment No. 9, pursuant to Rule 13d-2 under the Act amends and supplements the cover pages and statements under Items 4, 5, and 7 of the Original Schedule 13D, as amended by Amendments No. 1 through 8. Capitalized terms used in this Amendment No. 9 and not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D, as amended.

         This Amendment No. 9 is being filed by Edward J. Shoen,
Mark V. Shoen, James P. Shoen, the ESOP Trust, Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated
December 20, 1982 (Edward J. Shoen, grantor), Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated
December 20, 1982 (Mark V. Shoen, grantor), Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated
December 20, 1982 (James P. Shoen, grantor), Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated
December 20, 1982 (Paul F. Shoen, grantor), and Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated
December 20, 1982 (Sophia M. Shoen, grantor).  Paul F. Shoen and
Sophia M. Shoen, who have participated in this group's Schedule 13D filings in the past, have refused to join in this Amendment No. 9. The stockholders filing this Amendment No. 9 have been informed that Paul F. Shoen and Sophia M. Shoen have made or plan to make one or more separate Schedule 13D filings.

COVER PAGES.
- -----------
         As a result of the sale by Sophia M. Shoen (described in Item 4 below) of 75,000 shares of the Company's Common Stock, $0.25 par value (the "Common Stock") to the public on December 22, 1994, Sophia
M. Shoen now owns 1,638,472 shares of Common Stock.

         As a result of the sales by Paul F. Shoen (described in Item 4 below) of 50,632 shares of Common Stock to the ESOP Trust on January 17, 1995, 500,000 shares of Common Stock to the public on March 22, 1995, and 87,000 shares of Common Stock pursuant to Rule 144 under the Securities Act, Paul F. Shoen now owns 2,782,058 shares of Common Stock.

         As a result of year-end allocations of Common Stock by the ESOP Trust to participants in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan and as a result of open market purchases of Common Stock by the ESOP Trust (both described in Item 4 below), the ESOP Trust now holds 1,935,700 shares of Common Stock pursuant to the Stockholder Agreement.

         Accordingly, the cover pages are hereby amended in their entirety, to reflect (i) the sale to the public of Common Stock owned by Sophia M. Shoen, (ii) the sale to the ESOP Trust and to the public of Common Stock owned by Paul F. Shoen, and (iii) allocations and acquisitions made by the ESOP Trust as follows:

CUSIP No. 023586100
                                 13D


1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Edward J. Shoen
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   ------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             17,199,585
 REPORTING     ------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
- ---------------------------------------------------------------------------

CUSIP No. 023586100

                                 13D

- ---------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Mark V. Shoen
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
  NUMBER OF    7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY   ------------------------------------------------------------
   OWNED       8.   SHARED VOTING POWER
     BY
    EACH            17,199,585
 REPORTING     ------------------------------------------------------------
   PERSON
   WITH        ------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
- ---------------------------------------------------------------------------

CUSIP No. 023586100

                                 13D

- ---------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          James P. Shoen
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   ------------------------------------------------------------
  OWNED        8.   SHARES VOTING POWER
    BY
   EACH             17,199,585
 REPORTING     ------------------------------------------------------------
  PERSON            9.   SOLE DISPOSITIVE POWER
   WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
- ---------------------------------------------------------------------------

CUSIP No. 023586100


                                 13D

- ---------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between Edward J.
          Shoen, as grantor, and Oxford Life Insurance Company, as
          trustee
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   ------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             17,199,585
 REPORTING     ------------------------------------------------------------
  PERSON       9.   SOLE DISPOSITIVE POWER
   WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------------

CUSIP No. 023586100

                                 13D

- ---------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between Mark V.
          Shoen, as grantor, and Oxford Life Insurance Company, as
          trustee
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   ------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             17,199,585
 REPORTING     ------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------------

CUSIP No. 023586100

                                 13D

- ---------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between James P.
          Shoen, as grantor, and Oxford Life Insurance Company, as
          trustee
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   ------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             17,199,585
 REPORTING     ------------------------------------------------------------
  PERSON       9.   SOLE DISPOSITIVE POWER
   WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------------

CUSIP No. 023586100

                                 13D

- ---------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between
          Paul F. Shoen, as grantor, and Oxford Life Insurance
          Company, as trustee
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]
- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   ------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             17,199,585
 REPORTING     ------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------------

CUSIP No. 023586100

                                 13D

- ---------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Irrevocable Trust dated December 20, 1982 between
          Sophia M. Shoen, as grantor, and Oxford Life Insurance
          Company, as trustee
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   ------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             17,199,585
 REPORTING     ------------------------------------------------------------
  PERSON       9.   SOLE DISPOSITIVE POWER
   WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          00
- ---------------------------------------------------------------------------

CUSIP No. 023586100

                                 13D

- ---------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The AMERCO Employee Savings, Profit Sharing and Employee
          Stock Ownership Trust
- ---------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) [X]
                                                       (b) [ ]

- ---------------------------------------------------------------------------
3.        SEC USE ONLY

- ---------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          00
- ---------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

- ---------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Arizona, United States
- ---------------------------------------------------------------------------

               ------------------------------------------------------------
 NUMBER OF     7.   SOLE VOTING POWER
  SHARES
BENEFICIALLY   ------------------------------------------------------------
  OWNED        8.   SHARED VOTING POWER
    BY
   EACH             17,199,585
 REPORTING     ------------------------------------------------------------
   PERSON      9.   SOLE DISPOSITIVE POWER
   WITH
               ------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    17,199,585
- ---------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,199,585
- ---------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)           [ ]

- ---------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.5
- ---------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          EP
- ---------------------------------------------------------------------------

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The information set forth in Item 4 is supplemented to read as follows:

          Pursuant to a Registration Statement on Form S-2, effective November 3, 1994 (Registration No. 33-54289), Sophia M. Shoen sold 75,000 shares of Common Stock to the public on December 22, 1994 at a price to the public of $17.00 per share. As a result of the sale, Sophia M. Shoen now owns 1,638,472 shares of Common Stock. In addition, Sophia M. Shoen has indicated that she plans to begin making regular sales of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

          Pursuant to a Share Repurchase and Registration Rights Agreement dated as of March 1, 1992, Paul F. Shoen sold 50,632 shares of Common Stock to the ESOP Trust on January 17, 1995 at a price of $19.75 per share. Pursuant to a Registration Statement on Form S-3, effective March 16, 1995 (Registration No. 33-57125), Paul F. Shoen sold 500,000 shares of Common Stock to the public on March 22, 1995 at a price to the public of $19.50 per share. In addition, Paul F. Shoen has sold an aggregate of 87,000 shares of Common Stock pursuant to Rule 144 under the Securities Act. As a result of the above sales, Paul F. Shoen now owns 2,782,058 shares of Common Stock.

          In recent months, the ESOP Trust has made periodic open market purchases on Nasdaq of 102,750 shares of Common Stock at prices ranging from $16.50 to $23.50 per share and has made its year end allocations of Common Stock to participants in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan. As a result of the transactions described in this paragraph and above, the ESOP Trust now holds 1,935,700 shares of Common Stock pursuant to the Stockholder Agreement.

          In addition, Edward J. Shoen and James P. Shoen in cooperation with the Company have filed plans of reorganization under Chapter 11 of the federal bankruptcy laws as a result of the judgment in the lawsuit described below. Under the plans of reorganization, the Company is expected to fund the purchase of 18,254,596 shares of the Company's Common Stock from the plaintiffs in that case.

          Certain current members of the Board of Directors of the Company (including Edward J. Shoen and James P. Shoen) and one former director (Paul F. Shoen) are defendants in an action in the Superior Court of the State of Arizona, Maricopa County entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988 (the "Shoen Litigation"). The plaintiffs are all members of a stockholder group that is currently opposed to existing Company management. The plaintiffs alleged various breaches of fiduciary duty and other unlawful conduct by the individual defendants and sought equitable relief, compensatory damages, punitive damages, and statutory post-judgment interest at the rate of 10% per year.

          Based on the plaintiffs' theory of damages (that their stock has little or no current value) the Court ruled that the plaintiffs elected as their remedy in this lawsuit to transfer their shares of stock to the defendants for a price determined based on the value of the plaintiffs' stock in 1988. On October 7, 1994, the jury determined that (i) the defendants breached their fiduciary duties, and (ii) such breach diminished the value of the plaintiffs' stock. The judge determined that the value of the plaintiffs' stock in 1988 was $25.30 per share or approximately $461.8 million.

          Pursuant to separate indemnification agreements, the Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or By-Laws, for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions.

          Any attempted transfer of Common Stock from the plaintiffs to the defendants will implicate rights held by the Company. For example, pursuant to the Company's By-Laws, the Company has certain rights of first refusal with respect to the transfer of the plaintiffs' stock.
In addition, the defendants' rights to purchase the plaintiffs' stock may present a corporate opportunity which the Company is entitled to exercise.

          On February 21, 1995, the director-defendants filed for protection under Chapter 11 of the federal bankruptcy laws, resulting in the issuance of an order automatically staying the execution of the judgment against those defendants. In late April 1995, the director-defendants, in cooperation with the Company, filed plans of reorganization in the United States Bankruptcy Court for the District of Arizona (collectively, the "Plan"). The plans of reorganization filed by the director-defendants propose the same funding and treatment of the plaintiffs' claims resulting from the judgment in the Shoen Litigation.

          Under the Plan, the director-defendants will transfer (or cause to be transferred) to a stock transfer trust (the "Stock Transfer Trust"), property having a stipulated or adjudicated value in excess of $461.8 million. Each of the plaintiffs would receive a trust certificate representing an undivided, fractional beneficial interest in the Stock Transfer Trust. The property transferred to the Stock Transfer Trust is expected to consist of (i) approximately $300 million in Series B 7 1/2% non-voting cumulative redeemable preferred stock issued by the Company or one of its subsidiaries; (ii) a 1993 REMIC certificate held by the Company with a face value of $11,518,452 evidencing a pool of 61 commercial mortgage loans which are secured by mortgages or deeds of trust on 60 self-storage properties; (iii) mortgage loans with an aggregate principal balance of approximately $109,913,871 on property held by the Company, one or more of its subsidiaries, or two corporations affiliated with the Company; and (iv) real property held free and clear by the Company or its subsidiaries having a total value of approximately $50 million. Upon the funding of the Stock Transfer Trust, the plaintiffs participating in the Stock Transfer Trust will be obligated to transfer their shares of Common
Stock to the Company or its designee.

          Alternatively, and in lieu of their respective proportionate shares of the property to be transferred to the Stock Transfer Trust, each of the plaintiffs may elect to participate in a settlement and receive a discounted cash payment in full satisfaction of their claim (the "Settlement"). The Settlement provides for a cash fund of up to $350 million to be paid by the Company to satisfy the claims of all plaintiffs electing to participate in the Settlement. Any plaintiff electing to participate in the Settlement will receive a pro rata distribution of such fund based on the percentage of all of the plaintiffs' stock held by such plaintiff. Any plaintiff so electing will not participate in or be entitled to any interest in the Stock Transfer Trust and the amount of property transferred to the Stock Transfer Trust will be correspondingly reduced. The Company is expected to fund the Settlement through its existing lines of credit, additional debt or equity issuances, asset sales or a combination of the foregoing. Upon receipt of the cash distribution pursuant to the Settlement, the plaintiffs electing to participate in the Settlement will be obligated to transfer their Common Stock to the Company or its designee.

          The Plan is expected to be confirmed and completed in 1995. However, there is no assurance that the Plan will be confirmed by the federal bankruptcy court or that the Plan as confirmed will operate as described above. As a result of funding the Plan, the Company is likely to incur additional costs in the future in the form of dividends on preferred stock and/or interest on borrowed funds.

          On April 25, 1995, the director-defendants in the Shoen Litigation filed an action in the United States Bankruptcy Court for the District of Arizona entitled Edward J. Shoen, et al. v. Leonard S. Shoen, et al., Case No. 95-1430-PHX-JMM, Adversary No. 95-284, seeking injunctive relief to prevent the Company from conducting its annual meetings of stockholders until the Plan is confirmed and/or to prevent the plaintiffs from voting the Common Stock that they are required to transfer pursuant to the Shoen Litigation. The director-defendants alleged that despite the election by the plaintiffs to transfer their Common Stock and thereby disengage themselves from Company ownership, the plaintiffs have two members of their stockholder group nominated to fill two director positions which are scheduled for election at the 1994 deferred annual meeting of stockholders. The director-defendants further alleged that if the Company is not enjoined from holding its 1994 deferred annual meeting and its 1995 annual meeting until the Plan is confirmed and if the plaintiffs are not enjoined from voting their Common Stock, the plaintiffs are likely to elect up to half of the members of the Company's Board of Directors before the end of 1995 because the plaintiffs currently control more Common Stock than the stockholder group that supports existing Company management. The election of Board of Director nominees supported by the plaintiffs would be likely to disrupt the Company's ability to support and fund the Plan. Such disruption, the director-defendants alleged, would affect their ability to reorganize and would cause substantial and irreparable injury to the director-defendants. On June 8, 1995 the court enjoined the Company from conducting its 1994 and 1995 annual meetings of stockholders until an order is entered confirming or denying confirmation of the Plan, or until further order of the court.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The information set forth in Item 5 is revised in its entirety to read as follows:

Edward J. Shoen, the E Trust, Mark V. Shoen, the M Trust, James P.
- ------------------------------------------------------------------
Shoen, the J Trust, Paul F. Shoen, the P Trust, Sophia M. Shoen, the
- --------------------------------------------------------------------
S Trust, the ESOP Trust, and the ESOP Trustee, as a group
- ---------------------------------------------------------

           (i)     Aggregate number of shares:      17,199,585
          (ii)     Percentage of class:                  44.48<F2>
         (iii)     Sole voting power:
          (iv)     Shared voting power:             17,199,585
           (v)     Sole dispositive power:
          (vi)     Shared dispositive power:        17,199,585

Edward J. Shoen (without regard to the Stockholder Agreement)
- -------------------------------------------------------------

           (i)     Aggregate number of shares:       3,483,681
          (ii)     Percentage of class:                   9.01


The E Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:         559,443
          (ii)     Percentage of class:                   1.45


Mark V. Shoen (without regard to the Stockholder Agreement)
- -----------------------------------------------------------

           (i)     Aggregate number of shares:       3,475,520
          (ii)     Percentage of class:                   8.99

The M Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:         527,604
          (ii)     Percentage of class:                   1.36

James P. Shoen (without regard to the Stockholder Agreement)
- ------------------------------------------------------------

           (i)     Aggregate number of shares:       2,278,814
          (ii)     Percentage of class:                   5.89

The J Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:         337,426
          (ii)     Percentage of class:                   0.87

Paul F. Shoen (without regard to the Stockholder Agreement)
- -----------------------------------------------------------

           (i)     Aggregate number of shares:       2,782,058
          (ii)     Percentage of class:                   7.20

The P Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:          71,976
          (ii)     Percentage of class:                   0.19

Sophia M. Shoen (without regard to the Stockholder Agreement)
- -------------------------------------------------------------

           (i)     Aggregate number of shares:       1,638,472
          (ii)     Percentage of class:                   4.24

- -------------------------
<F2>   Based on 38,664,063 outstanding shares which include
32,901,568 shares of Common Stock and 5,762,495 shares of Series A
Stock.

The S Trust (without regard to the Stockholder Agreement)
- ---------------------------------------------------------

           (i)     Aggregate number of shares:         108,891
          (ii)     Percentage of class:                   0.28

The ESOP Trust (without regard to the Stockholder Agreement)
- ------------------------------------------------------------

           (i)     Aggregate number of shares:       1,935,700<F3>
          (ii)     Percentage of class:                   5.01

The ESOP Trustee (without regard to the Stockholder Agreement)
- --------------------------------------------------------------

           (i)     Aggregate number of shares:       1,935,7002<F3>
          (ii)     Percentage of class:                   5.01

         Except as described in Item 4 hereof, no member of the group described on page 2 effected any transactions in Common Stock during the past sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Attached to this Amendment No. 9 as exhibits are (i) the Statement Pursuant to Rule 13d-1(f); and (ii) Disclosure Statement for Debtor's Plan of Reorganization Proposed By Edward J. Shoen.





















- -------------------------
<F3>    These shares include shares allocated to the accounts of
Edward J. Shoen (2,432.17 shares), Mark V. Shoen (2,157.57 shares), James P. Shoen (2,126.50 shares), Paul F. Shoen (779.33 shares), and Sophia M. Shoen (196.87 shares) pursuant to the Plan of which the ESOP Trust is a part. These shares are not included in the number of shares beneficially owned by Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, and Sophia M. Shoen as disclosed in this Item 5.

                              SIGNATURE
                              --------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Schedule 13D is true, complete, and correct.


                                       THE AMERCO EMPLOYEE SAVINGS,
                                        PROFIT SHARING AND EMPLOYEE
                                        STOCK OWNERSHIP TRUST


/s/ Edward J. Shoen                    By: /s/ Lloyd T. Dyer
- -------------------                        --------------------
EDWARD J. SHOEN                            Lloyd T. Dyer
Date:  June 20, 1995                       Trustee
                                           Date:  June 20, 1995



/s/ Mark V. Shoen                      By: /s/ Arthur M. Smith, Jr.
- -----------------                          ------------------------
MARK V. SHOEN                              Arthur M. Smith, Jr.
Date:  June 20, 1995                       Trustee
                                           Date:  June 20, 1995



/s/ James P. Shoen                     By: /s/ Theodore J. Day
- ------------------                         ---------------------
JAMES P. SHOEN                             Theodore J. Day
Date:  June 20, 1995                       Trustee
                                           Date:  June 20, 1995

OXFORD LIFE INSURANCE                  OXFORD LIFE INSURANCE
COMPANY, Trustee under that            COMPANY, Trustee under that
certain Irrevocable Trust              certain Irrevocable Trust
dated December 20, 1982                dated December 20, 1982
(James P. Shoen, grantor)              (Mark V. Shoen, grantor)



By: /s/ Mark A. Haydukovich            By: /s/ Mark A. Haydukovich
    -----------------------                -----------------------
    MARK A. HAYDUKOVICH                    MARK A. HAYDUKOVICH
Its Vice President                     Its Vice President
Date:  June 20, 1995                   Date:  June 20, 1995



OXFORD LIFE INSURANCE                  OXFORD LIFE INSURANCE
COMPANY, Trustee under that            COMPANY, Trustee under that
certain Irrevocable Trust              certain Irrevocable Trust
dated December 20, 1982                dated December 20, 1982
(Paul F. Shoen, grantor)               (Sophia M. Shoen, grantor)



By: /s/ Mark A. Haydukovich            By:/s/ Mark A. Haydukovich
    -----------------------               -----------------------
    MARK A. HAYDUKOVICH                   MARK A. HAYDUKOVICH
Its Vice President                     Its Vice President
Date:  June 20, 1995                   Date:  June 20, 1995



OXFORD LIFE INSURANCE
COMPANY, Trustee under that
certain Irrevocable Trust
dated December 20, 1982
(Edward J. Shoen, grantor)



By: /s/ Mark A. Haydukovich
    -----------------------
    MARK A. HAYDUKOVICH
Its Vice President
Date:  June 20, 1995

                            EXHIBIT INDEX
                            -------------



Exhibit  Description                              Sequential Page No.
- ---------------------------------------------------------------------

  1      Statement Pursuant to Rule 13d-1(f) . . . . . . . . . . . 21

  2      Disclosure Statement for Debtor's Plan
         of Reorganization Proposed By
         Edward J. Shoen . . . . . . . . . . . . . . . . . . . . . 23